Filed by Security Capital U.S. Realty
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934
                                 Subject Company: Security Capital U.S. Realty
                                                   Commission File No. 1-15111


On December 6, 2000, Security Capital U.S. Realty, an entity formed under the laws of Luxembourg as a Societe d'Investissement a Capital Fixe, and Security Capital Group Incorporated, a Maryland corporation issued the following joint press release:

   SECURITY CAPITAL GROUP AND SC-U.S. REALTY SET DECEMBER 8 RECORD DATE FOR MEETINGS TO APPROVE AGREEMENT TO COMBINE COMPANIES
   CHICAGO Dec. 6-- Security Capital Group Incorporated (NYSE: SCZ) and SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange
   ISIN-Code: LU0060100673) announced today that they have set a record date for shareholders to vote on proposals relating to approval of the agreement to combine their two businesses and related matters. Shareholders of record of Security Capital and of SC-U.S. Realty as of December 8, 200, will be entitled to vote on the transactions. The Security Capital Group meeting will be held on January 12, 2001 at the offices of Security Capital Group, 125 Lincoln Avenue, Santa Fe, New Mexico, 87501 at 9:00 am local time. The SC-U.S. Realty meeting will be held on January 16, 2001 at 12 rue Jean Engling, European Room, 1466 Luxembourg at 3:00 p.m. local time.

   As previously announced, under the terms of the agreement, shareholders of SC-U.S. Realty will receive 1.15 shares of SCZ Class B common stock for each share of outstanding SC-U.S. Realty stock, and Security Capital Group will acquire the assets and assume or provide the necessary funds to satisfy the liabilities of SC-U.S. Realty. Up to $200 million will be available to dissenting SC-U.S. Realty shareholders that elect to receive cash in lieu of SCZ stock in the transaction. Security Capital Group will not be obligated to proceed with the transaction should shareholder elections require cash payments in excess of $200 million. As previously announced, in light of Luxembourg legal requirements, the transaction will be structured in two steps. Security Capital Group will exchange its stock and cash for assets of SC-U.S. Realty, followed by the repayment of SC-U.S. Realty's line of credit and satisfaction and discharge of its convertible debentures. Shortly after the exchange, SC-U.S. Realty shareholders will receive a distribution of SCZ stock or cash.

   Only SC-U.S. Realty shareholders of record on December 8, 2000, are entitled to vote on the transaction, shares purchased and delivered after December 8, 2000, are not entitled to vote on the transaction and such shares are not entitled to receive cash. If the transaction is approved, upon consummation of the transaction, holders of such shares will be entitled to receive shares of Security Capital Class B common stock as described above. Security Capital Class B common stock is listed on the New York Stock Exchange only (Cusip Number 81413P20).

   As from December 6, 2000 (inclusive), the trade in SC-U.S. Realty shares on Euronext Amsterdam's stock exchange will be restricted to US Realty shares that are not entitled to vote on the transaction and are, subject to the EGM's approval of the subject transaction and consummation of the transaction, entitled to receive shares of Security Capital Class B common stock as described in the joint proxy statement/prospectus and are not entitled to receive cash. Upon completion of the transaction, the SC-U.S. Realty shares will no longer be outstanding.


   Security Capital Group Incorporated is a leading international real estate operating and investment management company. Security Capital Group operates its business through two



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   divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate operating companies, generating earnings principally from its ownership of these affiliates. Currently, the Capital Division has investments in 16 real estate operating companies. The Financial Services Division generates fees principally from capital management and capital markets activities. The principal offices of Security Capital Group and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe.

   SC-U.S. Realty is a research-driven real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC-U.S. Realty's strategic investments included ownership positions and commitments to six U.S. real estate investment trusts (REITs).

   Security Capital Group filed a preliminary Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") on October 13, 2000 relating to the registration of the issuance of shares of Security Capital stock in the proposed transaction with SC-U.S. Realty and proposals to be submitted to shareholders of Security Capital Group and SC-U.S. Realty in connection with the transaction. Shareholders of Security Capital Group and SC-U.S. Realty are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information. You may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by Security Capital Group and SC-U.S. Realty with the SEC (including the documents incorporated by reference into the joint proxy statement/prospectus) at the SEC's web site at www.sec.gov. Shareholders of Security Capital Group may also obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital Group Incorporated, Attention:
   William R. Fowler, telephone: 800 988-4304. Shareholders of SC-U.S. Realty may also obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and these other documents by directing a request to Security Capital U.S. Realty, Attention: Laura Hamilton, telephone: +352 46 37 56 2008 (U.S. callers dial 011 352 46 37 56
   2008).

   Security Capital Group and certain other persons may be deemed to be participants in the solicitation of proxies from Security Capital Group's stockholders to approve the issuance of Security Capital Group stock in connection with the proposed transaction. The participants in this solicitation may include the directors and executive officers of Security Capital Group. Information regarding Security Capital Group's directors and executive officers and their security holdings in Security Capital Group is contained in Security Capital Group's proxy statement for its annual meeting of shareholders dated April 10, 2000.